Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Registration Statement on Form S-1 (File number yet to be assigned) of our audit report dated April 15, 2022, with respect to the consolidated balance sheets of US Nuclear Corp. and subsidiaries as of December 31, 2021 and 2020, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the two years then ended, appearing in the Annual Report on Form 10-K for the year ended December 31, 2021. Our report dated April 15, 2022, relating to the aforementioned financial statements, includes an emphasis paragraph relating to substantial doubt to the Company's ability to continue as a going concern.

We also consent to the references to us under the heading “Experts” within the Registration Statement.

Fruci & Associates II, PLLC

June 30, 2022